UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-A/A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
ITT Corporation

(Exact Name of Registrant as Specified in Its Charter)

Indiana	13-5158950

(State of Incorporation or Organization)	(I.R.S. Employer Identification No.)

Four West Red Oak Lane, White Plains, NY	10604

(Address of Principal Executive Offices)	(Zip Code)
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Common Stock, $1 par value	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☑
If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐
Securities Act registration statement file number to which this form relates:                      (If applicable)
Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

(Title of Class)

INFORMATION REQUITED IN REGISTRATION STATEMENT
Item 1. Description of Registrant’s Securities to be Registered.
     Effective December 20, 1995, ITT Corporation became the successor pursuant to a statutory merger of ITT Industries, Inc. into ITT Corporation. Pursuant to Rule 12g-3(a) under the Securities Exchange Act of 1934, ITT Corporation, as successor issuer, is deemed to have common stock registered under Section 12(b) of the Securities Exchange Act of 1934. We are filing this amendment no. 2 to the registration statement on Form 8-A to update the description of our common stock.
DESCRIPTION OF COMMON STOCK
     General
     The following is a description of our common stock. This description is not complete, and we qualify this description by referring to our restated articles of incorporation and our amended by-laws, both of which we incorporate by reference in this Form 8-A/A, and the laws of the state of Indiana.
     Our restated articles of incorporation authorize us to issue 500,000,000 shares of common stock, par value $1 per share, and 50,000,000 shares of preferred stock, without par value.
     Dividend Rights
     Under our restated articles of incorporation, holders of our common stock are entitled to receive any dividends our board of directors may declare on the common stock, subject to the prior rights of the preferred stock. The board of directors may declare dividends from funds legally available for this purpose.
     Voting Rights
     Our common stock has one vote per share. The holders of our common stock are entitled to vote on all matters to be voted on by shareholders. Our restated articles of incorporation do not provide for cumulative voting. This could prevent directors from being elected by a relatively small group of shareholders.
     The holders of our preferred stock do not have the right to vote, except as our board of directors establishes, or as provided in our restated articles of incorporation or as determined by state law.
     Liquidation Rights
     After provision for payment of creditors and after payment of any liquidation preferences to holders of the preferred stock, if we liquidate, dissolve or are wound up, whether this is voluntary or not, the holders of our common stock will be entitled to receive on a pro rata basis all assets remaining.

     Other Rights
     Our common stock is not liable to further calls or assessment. The holders of our common stock are not currently entitled to subscribe for or purchase additional shares of our capital stock. Our common stock is not subject to redemption and does not have any conversion or sinking fund provisions.
     Effects on Our Common Stock if We Issue Preferred Stock
     Our board of directors has the authority, without further action by shareholders, to issue up to 50,000,000 shares of preferred stock in one or more series. The board of directors has the authority to determine the terms of each series of preferred stock, within the limits of the restated articles of incorporation and the laws of the state of Indiana. These terms include the number of shares in a series, the consideration, dividend rights, liquidation preferences, terms of redemption, conversion rights and voting rights, if any.
     If we issue preferred stock, it may negatively affect the holders of our common stock. These possible negative effects include the following:
•	diluting the voting power of shares of our common stock;

•	affecting the market price of our common stock;

•	delaying or preventing a change in control of ITT Corporation;

•	making removal of our present management more difficult; or

•	restricting dividends and other distributions on our common stock.
PROVISIONS OF OUR RESTATED ARTICLES OF INCORPORATION AND
BY-LAWS THAT COULD DELAY OR PREVENT A CHANGE IN CONTROL
     Certain provisions of our restated articles of incorporation and by-laws may delay or make more difficult unsolicited acquisitions or changes of control of ITT Corporation. We believe that such provisions will enable us to develop our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our board of directors to be in the best interests of ITT Corporation and our shareholders. Such provisions could have the effect of discouraging third parties from making proposals involving an unsolicited acquisition or change of control of ITT Corporation, although a majority of our shareholders might consider such proposals, if made, desirable. Such provisions may also have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our board of directors. These provisions include:
•	the availability of capital stock for issuance from time to time at the discretion of our board of directors;

•	the ability of our board of directors to increase the size of the board and to appoint directors to fill newly-created directorships;

•	prohibitions against shareholders calling a special meeting of shareholders; and

•	requirements for advance notice for raising business or making nominations at shareholders’ meetings.
     Authorized But Unissued Capital Stock
     The authorized but unissued shares of our common stock and preferred stock will be available for future issuance without shareholder approval. Indiana law does not require shareholder approval for any issuance of authorized shares. However, the listing requirements of the New York Stock Exchange, which would apply to us so long as our common stock remains listed on the New York Stock Exchange, require shareholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of our common stock. We may issue these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions.
     Our board may be able to issue shares of unissued and unreserved common or preferred stock to persons friendly to current management. This issuance may render more difficult or discourage an attempt to obtain control of ITT Corporation by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management. This could possibly deprive our shareholders of opportunities to sell their shares of our stock at prices higher than prevailing market prices. Our board could also use these shares to dilute the ownership of persons seeking to obtain control of the company.
     Number of Directors; Filling of Vacancies
     Our by-laws provide that the board of directors will have at least 3 and at most 25 directors. The size of the board may be changed by a majority vote of the board of directors. A majority of the board determines the exact number of directors at any given time. The board fills any new directorships it creates and any vacancies, subject to the requirement provided in the by-laws that the majority of directors holding office immediately after such election be independent directors, as defined in the by-laws. Accordingly, our board may be able to prevent any shareholder from obtaining majority representation on the board by increasing the size of the board and filling the newly-created directorships with its own nominees.
     Special Meetings
     Our restated articles of incorporation and by-laws provide that only the chairman of the board or a majority of our board may call a special meeting of shareholders. This provision may delay or prevent a shareholder from removing a director from the board or from gaining control of the board.
     Advance Notice Provisions
     Our by-laws require that for a shareholder to nominate a director or bring other business before an annual meeting, the shareholder must give written notice, in proper form, to the

Secretary of ITT Corporation not less than 120 days prior to the date corresponding to the date on which we first mailed our proxy materials for the prior year’s annual meeting.
     Only persons who are nominated by, or at the direction of, our board of directors, or who are nominated by a shareholder who has given timely written notice, in proper form, to the Secretary of ITT Corporation prior to a meeting at which directors are to be elected will be eligible for election as directors of ITT Corporation. The notice of any nomination for election as a director must set forth:
•	the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated;

•	a representation that the shareholder is a holder of record of our stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

•	a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons, naming such person or persons, pursuant to which the nomination or nominations are to be made by the shareholder;

•	such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated, or intended to be nominated, by our board;

•	the consent of each nominee to serve as a director if so elected; and

•	if the shareholder intends to solicit proxies in support of such shareholder’s nominee(s), a representation to that effect.
     The notice to bring any other matter a shareholder proposes to bring before an annual meeting must also set forth:
•	a brief description of the proposal and the reasons therefor;

•	if the proposal involves an amendment to our restated articles of incorporation or by-laws, the language of the amendment;

•	any material interest of the shareholder in the proposal; and

•	if the shareholder intends to solicit proxies with respect to the proposal, a representation to that effect.
     Our by-laws limit the business that may be conducted at a special meeting to the purposes stated in the notice of the meeting.
     These advance notice provisions may delay a person from bringing matters before a shareholder meeting. The provisions may provide enough time for us to begin litigation or take other steps to respond to these matters, or to prevent them from being acted upon, if we find it desirable.
Certain Provisions of the Indiana Business Corporation Law
     As an Indiana corporation, we are governed by the Indiana Business Corporation Law, or the IBCL. Under specified circumstances, the following provisions of the IBCL may delay, prevent or make more difficult unsolicited acquisitions or changes of control of the Company. These provisions also may have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interest.
     Control Share Acquisitions. Under Sections 23-1-42-1 to 23-1-42-11 of the IBCL, an acquiring person or group who makes a “control share acquisition” in an “issuing public corporation” may not exercise voting rights on any “control shares” unless these voting rights are conferred by a majority vote of the disinterested shareholders of the issuing corporation at a special meeting of those shareholders held upon the request and at the expense of the acquiring person. If control shares acquired in a control share acquisition are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of all voting power, all shareholders of the issuing public corporation have dissenters’ rights to receive the fair value of their shares pursuant to Section 23-1-44 of the IBCL.
     Under the IBCL, “control shares” means shares acquired by a person that, when added to all other shares of the issuing public corporation owned by that person or in respect to which that person may exercise or direct the exercise of voting power, would otherwise entitle that person to exercise voting power of the issuing public corporation in the election of directors within any of the following ranges:
•	one-fifth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more.
     “Control share acquisition” means, subject to specified exceptions, the acquisition, directly or indirectly, by any person of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares. For the purposes of determining whether an acquisition constitutes a control share acquisition, shares acquired within 90 days or under a plan to make a control share acquisition are considered to have been acquired in the same acquisition. “Issuing public corporation” means a corporation which is organized in Indiana and has (i) 100 or more shareholders, (ii) its principal place of business, its principal office or substantial assets within Indiana and (iii) (A) more than 10% of its shareholders resident in Indiana, (B) more than 10% of its shares owned by Indiana residents or (C) 10,000 shareholders resident in Indiana.
     The above provisions do not apply if, before a control share acquisition is made, the corporation’s articles of incorporation or bylaws, including a board adopted by-law, provide that they do not apply. Our articles or incorporation and bylaws do not currently exclude us from the restrictions imposed by the above provisions.
     Certain Business Combinations. Sections 23-1-43-1 to 23-1-43-24 of the IBCL restrict the ability of a “resident domestic corporation” to engage in any combinations with an “interested shareholder” for five years after the date the interested shareholder became such, unless the combination or the purchase of shares by the interested shareholder on the interested shareholder’s date of acquiring shares is approved by the board of directors of the resident domestic corporation before that date. If the combination was not previously approved, the interested shareholder may effect a combination after the five-year period only if that shareholder receives approval from a majority of the disinterested shares or the offer meets specified fair price criteria. For purposes of the above provisions, “resident domestic corporation” means an Indiana corporation that has 100 or more shareholders. “Interested shareholder” means any person, other than the resident domestic corporation or its subsidiaries, who is (1) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the resident domestic corporation or (2) an affiliate or associate of the resident domestic corporation, which at any time within the five-year period immediately before the date in question, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding shares of the resident domestic corporation. The above provisions do not apply to corporations that so elect in an amendment to their articles of incorporation approved by a majority of the disinterest shares. That amendment, however, cannot become effective until 18 months after its passage and would apply only to share acquisitions occurring after its effective date. Our articles of incorporation do not exclude us from the restrictions imposed by the above provisions.
     Directors’ Duties and Liability. Under Section 23-1-35-1 of the IBCL, directors are required to discharge their duties:
•	in good faith;

•	with the care an ordinarily prudent person in a like position would exercise under similar circumstances; and

•	in a manner the directors reasonably believe to be in the best interests of the corporation.
     However, the IBCL also provides that a director is not liable for any action taken as a director, or any failure to act, unless the director has breached or failed to perform the duties of the director’s office and the action or failure to act constitutes willful misconduct or recklessness.
     The exoneration from liability under the IBCL does not affect the liability of directors for violations of the federal securities laws.
          Section 23-1-35-1 of the IBCL also provides that a board of directors, in discharging its duties, may consider, in it discretion, both the long-term and short-term best interests of the corporation, taking into account, and weighing as the directors deem appropriate, the effects of an action on the corporation’s shareholders, employees, suppliers and customers and the communities in which offices or other facilities of the corporation are located and any other factors the directors consider pertinent. Directors are not required to consider the effects of a proposed corporate action on any particular corporate constituent group or interest as a dominant or controlling factor. If a determination is made with the approval of a majority of the disinterested directors of the board, that determination is conclusively presumed to be valid unless it can be demonstrated that the determination was not made in good faith after reasonable investigation. Section 23-1-35-1 specifically provides that specified judicial decisions in Delaware and other jurisdictions, which might be looked upon for guidance in interpreting Indiana law, including decisions that propose a higher or different degree of scrutiny in response to a proposed acquisition of the corporation, are inconsistent with the proper application of the business judgment rule under that section.
Item 2. Exhibits
3.1	ITT Corporation’s Restated Articles of Incorporation, effective as of May 14, 2008, Incorporated by reference to Exhibit 3.1 of Item No. 9.01 to ITT Corporation’s Form 8-K, dated May 14, 2008 (CIK No. 216228, File No. 1-5672).

3.2	ITT Corporation’s By-laws, as amended May 13, 2008, Incorporated by reference to Exhibit 3.2 of Item No. 9.01 to ITT Corporation’s Form 8-K, dated May 14, 2008 (CIK No. 216228, File No. 1-5672).
SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
     (Registrant) ITT CORPORATION

Date	April 28, 2009

By	/s/ Kathleen S. Stolar, Esq.

	Name:	Kathleen S. Stolar, Esq.
	Title:	Vice President, Secretary and
Associate General Counsel

EXHIBIT INDEX

Number	Description

3.1	ITT Corporation’s Restated Articles of Incorporation, effective as of May 14, 2008, Incorporated by reference to Exhibit 3.1 of Item No. 9.01 to ITT Corporation’s Form 8-K, dated May 14, 2008 (CIK No. 216228, File No. 1-5672).

3.2	ITT Corporation’s By-laws, as amended May 13, 2008, Incorporated by reference to Exhibit 3.2 of Item No. 9.01 to ITT Corporation’s Form 8-K, dated May 14, 2008 (CIK No. 216228, File No. 1-5672).